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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
(Amendment No.—1)

Network Printing Solutions, Inc.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	541512 (Primary Standard Industrial Classification Code Number)	74-3028781 (I.R.S.Employer Identification No.)
Network Printing Solutions, Inc. 801 International Parkway 5th Floor Lake Mary, FL 32746 (407) 562-1992 (Address and telephone number of principal executive offices)
(Same as above) (Address of principal place of business or intended principal place of business)
Richard E Knecht Esq. 1301 Dove Street, Suite 900 Newport Beach, CA 92660 (949) 851-6130 (Name, address, and telephone number of agent for service)

        Approximate date of proposed sale to the public. As soon as practicable after the Registration Statement becomes effective.

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment file pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common stock	400,000 shares	$5.00	$2,000,000.00	$184.00

(1)
We have estimated the value of the 400,000 shares of common stock being registered at $5.00 per share, solely for determining the registration fee pursuant to Rule 457 (o) under the Securities Act of 1933.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is incomplete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

[nps logo]

Prospectus
Initial Public
Offering

Network Printing Solutions, Inc.
801 International Parkway, 5th Floor
Lake Mary, Florida 32746

We are offering 200,000 to 400,000 shares
of our common stock at $5.00 per share.

        Look carefully at the risk factors section beginning on page 8.

        You should only rely on the information in this document and Information that we specifically provide to you. We have not authorized anyone else to provide you with information.

  •
  If you wish to purchase shares, you must follow the instructions under the heading "How to Subscribe" beginning on page 10.

  •
  Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. It's illegal for anyone to tell you otherwise.

  •
  We have not retained anyone to sell these shares for us. We are relying on our officers, directors, and key personnel to sell them. If we are not successful, we may hire someone to sell the shares for us. If we do, we will have to pay commissions.

  •
  This offering will expire on December 31, 2002 unless we elect to terminate it earlier, or extend it to a date up to March 31, 2003.

  •
  All funds submitted to purchase our shares will be placed in an escrow account until we have sold a minimum of 200,000 shares for a minimum amount of $1,000,000. The minimum purchase is 500 shares.

  •
  These securities are not listed on any national exchange or on the Nasdaq Stock Market list. There is no market for these securities.

        The following table shows how much we will raise at the minimum and maximum shares offered and how much will be received by our company.

Shares	Price	Commissions	Expenses	Net
200,000	@ $5.00	None	$25,000	$975,000
400,000	@ $5.00	None	$25,000	$1,975,000

The effective date of this prospectus is                        , 2002

Prospectus Summary

        This summary highlights selected information from the prospectus and may not contain all of the information that is important to you. Therefore, you should also read the more detailed information in the prospectus and in our financial statements, beginning on page F-1.

Network Printing Solutions, Inc.

        We are Network Printing Solutions, Inc., a computer software company specializing in monitoring of costs associated with hard copy printing and document control for small and large companies alike. We were incorporated in the State of Delaware on January 17, 2002. As of the date of this prospectus, we have a total of 1,400,000 shares of common stock issued and outstanding to our founders, officers and directors.

        Our products allow for the management of printing costs through monitoring, as well as the allocation of printing costs to specific client or cost center accounts. We, through our subsidiary, are an established company with sales throughout the world.

        We plan to expand our operations in the United States and Europe. We hope this offering will provide us with additional working capital for that expansion.

        We believe we have an advantage over our competition because our software is modular allowing a client to design a system that meets its specific needs. We have an advantage in the pricing of our software products because our clients pay for only what is needed to accomplish their specific mission.

        There are several competitors in our marketplace. All of our competitors have elected to specialize in specific business disciplines. The cost of the products they offer are high when compared to our modular concept.

        Our management team has demonstrated its ability to take our company from a start-up operation to a successful operating entity. However, we lack the personnel to implement our expansion plans. We look to this offering to retain both the minimum required personnel and to expand our facilities to accommodate them.

        The minimum purchase requirement for our offering is five hundred (500) shares. All subscription funds will be deposited in an escrow account until we have sold a minimum of 200,000 shares for $1,000,000. This offering will expire on December 31, 2002, unless terminated earlier, or extended to a date on or before March 31, 2003. Should we not sell the minimum number of shares by March 31, 2003, the money you have deposited into our escrow account will be returned to you promptly without interest or withholding. All subscription agreements and the funds associated with those agreements will be deposited in our escrow account at Harbor National Bank in Newport Beach, California (please see "How to Subscribe" on page 10 of this prospectus.

The Offering

Securities Offered

•	Common Stock:	A minimum of 200,000 up to a maximum of 400,000 shares of common stock, $.001 par value per share.
•	Offering Price:	$5.00 per share.
•	Number of Shares Currently Issued and Outstanding:	1,400,000
•	Number of Shares Issued and Outstanding if All 400,000 Shares Are Sold:	1,800,000
•	Voting Rights:
Holders of common stock will have one vote per share of stock owned. If we successfully sell all 400,000 shares of the common stock we are offering, the purchasing shareholders would hold approximately 22% of our total issued and outstanding shares.
•	Dividends:	We presently have no plans to declare dividends; however, if we do declare dividends, the holders of our common stock will share dividends equally on a per share basis.
•	Liquidity:
There currently is no public market for our outstanding shares of common stock, or for the shares we are selling in this offering. We intend to apply to have the shares listed on the OTC Bulletin Board following completion of this offering, but no assurances can be given as to if, or when, such listing shall occur.
General
•	Offering Termination Date:	December 31, 2002, unless terminated earlier or extended in our discretion to a date on or before March 31, 2003.
•	Use of Proceeds:	We intend to use the proceeds from this offering to expand our operations in the United States and the United Kingdom. See "Use of Proceeds."
•	Minimum Subscription:	We will not accept subscription for less than 500 shares of our stock.

•	Escrow Account:
An account has been opened at Harbor National Bank in Newport Beach, California to hold your subscription funds until we have reached the minimum subscription amount of 200,000 shares or $1,000,000. No funds will be released to us until this minimum has been reached.
•	Return of funds:
Should we not attain the minimum subscription amount of $1,000,000, we will close the offering, no later than March 31, 2003 (should we elect to extend the offering) and return your subscription promptly without paying you interest on the funds or withholding any amount from those funds.

Investment Considerations:

  •
  There are significant risks to potential investors who purchase these shares. The risks include the possible loss of all funds invested. Before making a decision to purchase any of the shares offered hereby, you should consider carefully and thoroughly the information contained in this prospectus, particularly information contained in the "Risk Factors" section.

 Selected Financial Data and Financial Information

        The selected data presented below under the captions "Balance Sheet Data" and "Income Statement Data" are derived from our financial statements. Our financial statements have been audited by Grant Thornton and are included in this prospectus, beginning at page F-1. The results of operations for past periods are not necessarily indicative of the results of operations that may be expected for any future periods. Comparative data is reflective of our wholly owned subsidiary, Network Printing Solutions, Ltd. a United Kingdom company.

Balance Sheet Data

	Comparative Statements as of December 31,
	2001	2000	1999
Total Assets	$254,597	$96,047	$149,067
Total Liabilities	141,404	40,019	67,423

Shareholders Equity	$113,193	$56,028	$81,644

Income Statement Data

	Comparative Statements as of December 31,
	2001	2000	1999
Sales	$182,826	$379,401	$483,697
Cost of Goods Sold	31,141	64,087	104,047

Gross Profit	151,685	315,314	334,650
Administrative Expenses	197,738	223,048	226,400

Income (loss) from Operations	(46,053)	92,266	108,250
Other income/(expenses)	(4,565)	1,822	2,345

Income Before Taxes	(50,618)	94,088	110,595
Provision for Income Taxes	(9,374)	19,694	22,974

Income (loss)	$(41,244)	$74,394	$87,621

Per Share Data
Based on 1,400,000 Shares issued & Outstanding
Earnings (Loss) per share	$(0.03)	$0.05	$0.06

        The selected data presented below under the captions "Balance Sheet Data" and "Income Statement Data" are derived from our unaudited financial statements. The results of operations for past periods are not necessarily indicative of the results of operations that may be expected for any future periods. Comparative data is reflective of our wholly owned subsidiary, Network Printing Solutions, Ltd. a United Kingdom company. This summary data reflects our "unaudited" results for the six months ended June 30, 2002 and June 2001.

Balance Sheet Data

	Comparative Statements as of June 30,
	2002	2001
	(unaudited)	(unaudited)
Total Assets	$308,851	$89,927
Total Liabilities	362,881	23,295

Shareholders Equity	$(54,030)	$66,632

Income Statement Data

	Comparative Statements as of June 30,
	2002	2001
	(unaudited)	(unaudited)
Sales	$220,785	$137,492
Cost of goods Sold	83,401	19,649

Gross Profit	$137,384	$117,843
Administrative Expenses	222,400	104,719

Income (loss) from Operations	(85,016)	13,123
Other income/ (expenses)	(32,545)	577

Income (Loss) Before Taxes	(117,561)	13,701
Provision for Income Taxes	16,971	—

Net Income (loss)	$(134,532)	$13,701

Per Share Data
Based on 1,400,000 Shares issued & Outstanding
Earnings (Loss) per share	$(0.10)	$0.01

Risk Factors

        An investment in the shares we are offering involves a number of risks. You should read carefully, and consider the following factors in evaluating us and our business. You should also read and consider the other information in this prospectus before you purchase our shares.

  •
  No public market exists for the shares.

    There is currently no public market for our shares. Until we apply for listing on an exchange, including the Over-the-Counter Bulletin Board (OTC-BB), you will not be able to sell your shares through a stock broker. If we are not listed on an exchange, including the Over-the-Counter Bulletin Board, you may not be able to liquidate your investment. If we are listed on an exchange, including the Over-the-Counter Bulletin Board, there can be no assurance that you will be able to sell your shares at a profit, or that there will be buyers for your shares at all.

  •
  We do not intend to pay dividends.

    We do not plan to pay dividends on our shares in the foreseeable future. If we do not pay dividends you will have to look to the stock market to realize any gain or recovery of your investment. If the market for our shares is either non existent or trading at a price that is less than you will pay for our shares you would not be able to liquidate your investment at a profit, or you may not be able to liquidate your investment at all.

  •
  We may use a portion of the offering to retire borrowings.

    Since our inception, we have borrowed funds from friends, relatives, and business associates to finance our expansion plans. We may use a portion of the offering to repay those loans, or we may offer the lenders our common stock, at a discount, to convert that debt to equity. If we pay off loans that we have arranged, the money you invest may go to retire debt in lieu of contributing to the expansion of our company. If we allow our lenders to convert their loans to equity (shares of stock in our company) at a discount, they will have paid less for their shares than you will pay.

  •
  We have not completed staffing.

    Our expansion plans require the hiring of additional personnel. We have not attempted to retain any of the required personnel. If we are unable to find qualified personnel in a timely manner it could delay our expansion plans, thus delaying our projected sales and profits.

  •
  We are dependent on the services of key personnel.

    We are dependent upon the services of Peter J. Drysdale to develop and implement ongoing software, and Peter E. O'Farrelly to operate the business and identify sales channels in Europe. In addition, we are dependent upon Jeff Reese to expand our sales in the United States. If any one of these individuals should become unavailable to our company, we would need to find replacements for them. Replacing any one of these individuals could be difficult, since each of these them has a unique knowledge of our company and our products, and our development plans for new products.

  •
  Our officers and directors have certain indemnification rights.

    The General Corporation Law of the State of Delaware, under most circumstances, provides that our officers and directors cannot be held liable for errors in judgment or other actions of omission in the conduct of our business unless such errors constitute fraud, gross negligence or malfeasance. You may feel that our officers and directors have not acted in your best interests and be precluded from suing them or our company because they are indemnified from such suits. The Securities and Exchange Commission takes the position that indemnification is not in the interest of investors and is inappropriate in certain circumstances. Should an instance occur where a question regarding the validity of the indemnification of our officers and/or directors occurs, we intend to pursue a legal defense to determine if the position of the Securities and Exchange Commission is valid in our specific instance.

  •
  We are dependent on current sales channels.

    Until we have our United States sales force fully established and are generating sales in the United States, we will rely on our current sales channels and the expertise of current personnel in order to generate sales. If we are unable to establish our own sales force, we will be completely dependent upon others for selling our products. We may not have the ability to require our current sales network to perform as we have anticipated in our forecast. Should our existing sales channels not perform, we could realize significant reductions in our forecasted sales and profits.

Forward Looking Information

        Statements, financial discussions, and analyses contained in this prospectus that are not facts are forward-looking statements. Forward-looking statements describe our future plans, strategies and expectations. They are based on assumptions that involve a number of risks and uncertainties, many of which are beyond our control. The important factors that could cause actual results to differ materially from the forward-looking statements included in this prospectus are:

  •
  New products that could be developed by our competitors that could limit or negate the need for our modular systems

  •
  The loss of senior management

  •
  The lack of adequate working capital to implement our expansion plans and

  •
  Other factors discussed in the "Risk Factors" section of this prospectus.

Terms of the Offering

        We are offering a minimum of 200,000 shares and a maximum of 400,000 shares of our par value $0.001 common stock, for a price of $5.00 per share. To purchase shares, you must follow the instructions under the section "How to Subscribe" below. All subscriptions must be completed no later than 5:00 o'clock P.M., Pacific time, on December 31, 2002 which is the termination date of this offering. We may, in our discretion, terminate the offering earlier or extend the offering without notice to you. In no event will the offering be extended later than March 31, 2003.

        If subscriptions for at least 200,000 shares are not received prior to December 31, 2002, or an extended date not later than March 31, 2003, the offering will terminate, no shares of common stock will be sold, and all subscribers will have their funds returned promptly, without interest. Funds received from subscribers will be placed in a separate segregated account at Harbor National Bank, Newport Beach, California. Harbor National bank will serve as our escrow agent for the offering. There currently is no public market for our outstanding shares of common stock, or for the shares we are selling in this offering.

        All subscription funds should be sent directly to Harbor National Bank at the address provided below. We will decide to accept or reject you subscription within 5 days after cleared funds have been received by Harbor National Bank from you. If we reject all or any portion of your subscription, we will return your unused subscription amount, without interests, promptly after our rejections, cancellation or reduction of the purchase requested.

        We have not entered into and agreement with anyone to sell the shares for us. We intend, through the best efforts of our directors, to attempt to sell the shares without any outside assistance.

        The only persons who will participate in the distribution of this prospectus are Peter J. Drysdale (our President and Chief Operating Officer), Peter E. O'Farrelly (our Chairman and Chief Executive Officer), and Jeff Reese (our United States Sales Manager). These officers are not being compensated for their sales efforts.

        None of Messrs. Drysdale, O'Farrelly nor Reese are registered broker- dealers under the Securities Exchange Act of 1934. None of these associated persons of our company should be considered brokers solely because of his participation in the sale of our securities because none of these officers (a) is subject to a statutory disqualification under the Securities Exchange Act of 1934, (b) is being compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities, or (c) is an associated person of a broker or dealer, and each of these officers (i) at the end of the offering is intended to primarily perform substantial duties for us otherwise than in connection with transactions in securities, (ii) was not a broker or dealer, or an associated person of a broker or a dealer within the preceding 12 months, and (iii) does not participate in selling an offering of securities for any issuer more than once every 12 months.

How to Subscribe

        To subscribe for shares offered by this prospectus, you must complete and execute the Subscription Agreement in the form provided to you with this prospectus, in triplicate, and deliver the original and one copy of the Subscription Agreement to our escrow agent, Harbor National Bank, at the following address:

    Network Printing Solutions, Inc.
    c/o Harbor National Bank
    801 Dove Street
    Newport Beach, CA 92660

        The completed and executed Subscription Agreement must be accompanied by the full subscription price for the shares sought to be purchased. The subscription price shall consist of the product determined by multiplying the number of shares which you seek to purchase by $5.00. The subscription price must be paid in United States currency by check or money order payable to "Harbor National Bank as Escrow Agent for Network Printing Solutions". If you pay by uncertified personal check, please note that the funds paid may take at least five business days to clear. If you pay by uncertified personal check, you are urged to make payment sufficiently in advance of the termination date to insure that payment is received and clears by that time. The method of delivery of the Subscription Agreement and payment of the subscription price will be at your election and risk.

Use of Proceeds

        We estimate that we will receive net proceeds from the offering of approximately $1,000,000 if we sell the minimum of 200,000 shares. If we sell a median amount, approximately 300,000 shares, we estimate we will receive $1,500,000. Should we sell the maximum of 400,000 shares we estimate we will receive $2,000,000. No assurance can be given that we will sell more that the minimum number of shares if this offering is not terminated. We estimate that we will incur approximately $25,000 in expenses related to this offering for legal, printing, and additional accounting fees.

	Minimum		Median		Maximum
Offering expenses	$25,000		$25,000		$25,000
Retire existing debt(1)	125,000	(1)	125,000	(1)	125,000	(1)
Facilities in Florida	250,000	(2)	250,000	(2)	250,000	(2)
Staffing in Florida	120,000	(3)	120,000	(3)	120,000	(3)
Finalize NPS Submit	150,000	(4)	150,000	(4)	200,000	(4)
Finalize Traffic Cop	55,000	(4)	55,000	(4)	55,000	(4)
CMR solution	175,000	(4)	200,000	(4)	200,000	(4)
Finalize JAS Deluxe & Lite	75,000	(4)	250,000	(4)	250,000	(4)
Advertising Campaign	25,000	(5)	175,000	(5)	375,000	(5)
JAS Vertical Market			100,000	(4)	150,000	(4)
Finalize PBX Auditor					150,000	(4)
Finalize Faros Project			50,000	(4)	100,000	(4)
	$1,000,000		$1,500,000		$2,000,000

(1)
We borrowed $125,000 from individuals to provide us with funds to pay for certain expenses, including the preparation of the United States GAAP format certified financial statements required for this offering. We issued debenture agreements that require us to repay the amounts borrowed on or before January 28, 2004, subject to the right of our lenders to convert their loans to equity in our company at a discount of 40% from our offering price of five dollars per share. If our lenders elect to convert the $125,000 of debt to equity in the company, the resulting $125,000 will be used to expand our advertising budget by that amount.

(2)
Subsequent to the initial filing of our registration statement for this offering with the Securities and Exchange Commission, we entered into discussions with one of our major clients (Danka) whereby they may provide office space for us in their facilities in the State of Florida at no charge. These discussions have not been concluded; however, we will, in any case, need to purchase computer equipment and equipment associated with our specific printing and computing products. We have not placed an order with any manufacturer for this equipment but believe that the amount required to meet these needs will be at least $200,000. We anticipate acquiring up to 10 computers and associated hardware and software that have been budgeted at $20,000 each. We intend to purchase brochures to replace the brochures we presently use and brochures for our operations in the United States at an estimated cost of $50,000. We have not placed an order for these brochures nor have we engaged a firm to design them for us as our operating facilities in the United States have not been finalized.

(3)
We have budgeted $120,000 to pay for the recruitment of qualified individuals for our operations in the United States. Although we have not retained a recruiting agency to date, we feel that this amount is adequate to cover the cost of such an engagement. We anticipate hiring at least 5 highly specialized individuals for our operations in the United States.

(4)
These development costs are based on our best estimates of the costs we will incur to develop and finalize the products specified. Our estimates are based on our previous experience in developing software and hardware.

(5)
We have budgeted an advertising campaign that is consistent with the number of products we now have and will have to offer potential clients. We have not retained an advertising agency to assist us with this effort as we do not know, prior to the completion of this offering, what products we can anticipate selling in addition to those we already have.

        Our management may alter of change the use of the proceeds from this offering if in the opinion of our management it would be in the best interest of our company and meet our immediate and long range goals more appropriately than has been defined to date.

Capitalization

        The following table shows our capitalization at June 30, 2002:

Common stock, $0.001 par value, 2,500,000 shares authorized 1,400,000 shares issued and outstanding	$1,400
Additional paid in capital	124,850
Retained earnings	(173,511)
Accumulated other comprehensive income (loss)	(6,769)
Total	$(54,030)

Determination of Offering Price

        Our Board of Directors believes that the offering price is consistent with our earnings potential; however, the Board's assumptions are based on forward-looking data and information and as such should be considered arbitrary. We are forecasting profits of $1,350,000 at the completion of the 12-month period after this offering has been concluded. Should we sell all 400,000 shares we are offering, we will have a total of 1,800,000 shares issued and outstanding. Should that be the case, our company would earn approximately $0.75 per share or 15% of our offering price of $5.00. You should not rely on, or consider our forecast of profits as a consideration to invest in our company. Our forecasts represent our best estimate of future events which may not materialize as we have assumed.

Related Party Transactions

        We have no existing or proposed material interest or transactions with our subsidiary, any of our directors, or officers outside the ordinary course of our business, except as we have disclosed in this prospectus.

        We acquired Network Printing Solutions, Ltd. from Peter J. Drysdale and Peter E. O'Farrelly on April 5, 2002. Mr. Drysdale and Mr. O'Farrelly each owned 50 shares of Network Printing Solutions, Ltd., which represented all of the issued and outstanding shares. We paid $12,000 for all the outstanding shares and issued 432,000 shares of Network Printing Solutions, Inc. to Mr. Drysdale and 368,000 shares to Mr. O'Farrelly, for a total of 800,000 shares.

        Mr. Drysdale and Mr. O'Farrelly incorporated Network Printing Solutions, Inc. on January 17, 2002. They capitalized Network Printing Solutions, Inc., in March of 2002 with $                  600.00 which they paid for common stock. Mr. Drysdale was issued 270,000 shares at par for $270.00; Mr. O'Farrelly was issued 230,000 shares at par for $230.00 and Mr. Reese (a Director of Network Printing Solutions, Inc.) purchased 100,000 shares at par for $100.00. Their price per share was $0.001.

        The stock purchase of Network Printing Solutions, Ltd. by Network Printing Solutions, Inc. resulted in the assumption of all of the assets and liabilities of Network Printing Solutions, Ltd. by Network Printing Solutions, Inc. A portion of those liabilities consist of debentures sold by Network Printing Solutions Ltd. to finance expansion. These securities were sold entirely in the United Kingdom, by a United Kingdom entity, only to residents of the United Kingdom and were not subject to registration in the United States. The purchasers are all citizens of the United Kingdom, and acquired the debentures prior to the incorporation of Network Printing Solutions, Inc. The investors are primarily friends, relatives and business associates of Network Printing Solutions, Ltd. These advances do not bear any stated interest rate; however, they do provide for conversion at the option of the holder to common stock at a discount of 40%. The debentures mature in January 2004. The value of the debentures sold was $125,487, which represents the legal liability of the debentures. As described in footnote 8 to the financial statements, the accounting value of the debentures is less than the legal value to the options and conversion feature attached to the debentures. The accounting carrying value of the debentures is $36,603 at June 30, 2002. We intend to use a portion of the proceeds from this offering to repay those loans if the debenture holders do not elect to convert their debentures to common stock in Network Printing Solutions, Inc.

        We have the power and authority under Delaware law to indemnify our directors, officers, and agents against certain liabilities and expenses incurred in the performance of their duties. Rights of indemnification are provided in our articles of incorporation and bylaws. Indemnification may not be made; however, with respect to liability incurred in connection with gross negligence, willful misconduct and criminal acts. It is our intention that our officers, directors and agents be indemnified to the fullest extend permitted by applicable law, and toward that end we intend to enter into indemnity agreements with each of our officers and directors in the near future.

        We are aware that the Securities and Exchange Commission takes the position that indemnification of officers, directors, and agents is against public policy. Should we be found in a position were the question of indemnification arises we intend to submit the question to a court to obtain a ruling regarding whether the indemnification is in our case against public policy.

        We anticipate that our officers, directors and subsidiary will continue to have transactions with us that are in the ordinary course of business. We intend that these transactions all be in accordance with applicable laws.

Dilution

        At June 30, 2002 there were a total of 1,400,000 shares of our common stock issued and outstanding. Of those shares 600,000 were issued to the founders of Network Printing Solutions, Inc. and the balance, 800,000 shares, were issued to the shareholders of Network Printing Solutions, Ltd. as partial payment for the acquisition of all of the stock of Network Printing Solutions, Ltd.

        The table below shows the dilution to investors if the minimum, median, and maximum number of shares are sold.

	Minimum	Median	Maximum
Investor's offering price per share of common stock	$5.00	$5.00	$5.00
Officers—Founders price per share of common stock	$0.009	$0.009	$0.009
Net tangible book vale per share of common stock prior to this offering.	$(0.039)	$(0.039)	$(0.039)
Increase in Common Stock's book value attributable to sale of the shares offered herein.	$0.619	$0.879	$1.119
Dilution to the investor.	$4.42	$4.16	$3.93
Tangible net book value after the offering.	$0.58	$0.84	$1.07

Management's Discussion and Analysis of Financial
Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related footnotes beginning on page F-1

Overview

        Our financial statements reflecting results for the last three completed calendar years (1999, 2000, and 2001) are reflective of the operations of Network Printing Solutions Ltd., our wholly owned subsidiary in the United Kingdom, and show the following:

        Our asset base has remained fairly constant; however during the year 2001, a significant increase occurred in our accounts and other receivables. This was due to an increase in sales towards the end of 2001 and the issuance of debentures in 2001 with the cash collection in 2002. Our fixed assets: property, plant and equipment, are minimal because we sub-contracted a great deal of our products to specialty firms. Network Printing Solution Ltd. contracted with Beka Elktronik, based in Troisdorf, Germany, to manufacture control station hardware for use with the JAS Control station. Network Printing Solutions Ltd. does not have, nor does it anticipate acquiring, the manufacturing capabilities to manufacture printed circuit boards and associated hardware. The costs of the required equipment and cost associated with complying with regulatory and safety requirements make the probability that Network Printing Solutions Ltd. will continue to subcontract this effort. Network Printing Solutions Ltd. also contracted with a United Kingdom firm, Aerobytes Limited, to provide software development for the Network Printing Solutions Ltd. JAS Traffic Cop computer program. This subcontract was entered into because Network Printing Solutions Ltd. did not have the number of in-house programmers available to complete this software development in a timely manner. This offering will allow us to acquire the fixed assets and hire the additional personnel needed to reduce or eliminate software programming activities that have been constraining the growth of Network Printing Solutions Ltd..

        You will note a material increase in our liabilities during our fiscal year 2001. This increase did not affect our resources adversely. Of the total increase in liabilities, over 50% was due to deferred revenue.

Results of Operations

Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

        The unaudited results, for the quarter ended June 30, 2002, reflect an increase in both sales and gross profits. This is due to the fact that we have expanded our product lines and are beginning to reap the benefits of our affiliations with several major suppliers. These relationships allow us to present our products to potential customers without incurring the cost of an in-house sales staff. We have made distribution arrangements with Danka Office Imaging U.S.A., Danka International, IKON Office Solutions, Toshiba Business Systems, Konica Business Machines, and Minolta Europe. For further details of these arrangements please refer to the "Marketing" section of this prospectus under the heading "Our Strategy" which can be found on page 21.

        For the six months ended June 30, 2002 we had revenues of $220,785, a 61% increase compared to the same period ended June 30, 2001. The increase is due to our new products released in later 2001. Since July 1, 2002, we have continued to increase sales due to our relationship with certain customers above. Typically, the new product generates a higher sales value than the older products. We will continue to look for further developments and opportunities. This is due to the additional equipment sold with the product. The equipment sales generate lower margins than historically experienced by us. As a result, our gross margin for the six months ended June 30, 2002 was 62% as compared to 86% for the same period ended June 30, 2001.

        Selling and administrative expenses increased to $220,400 in the six months ended June 30, 2002 from $104,719 in the six months ended June 30, 2001. The increase is due to the increase in sales and operations and the increase in costs with the business development in the United States.

        Increase in other income expense is due to the accretion expense of the debentures issued in December 2001.

Year ended December 31, 2001 Compared to Year Ended December 31, 2000

        Our sales for the year 2001 were significantly lower than previous years. The decrease occurred as we had lower sales in early 2001 from certain older products. Although we introduced a new product in the fourth quarter of 2001, under US GAAP, certain revenue was deferred until 2002.

        The gross margin for the year ended December 31, 2001 was 83%, which was similar to the prior year margin of 84%.

        Selling and administrative expenses decreased in 2001 due to the lower level of sales. As a percentage of sales, the expenses were higher due to the fixed nature of certain costs.

Liquidity and Capital Resources

        Historically, our operations have been financed through cash flows generated from operations. In order to finance the expected increase in administrative costs, we issued debentures in 2001 and received net cash of $67,130 in early 2002.

        We intend to raise funds from this offering to allow us to continue to develop the business as described in the Use of Proceeds. We believe we can generate sufficient funds from current operations to finance our existing business before developments.

Critical Accounting Policies and Estimates

        Management's discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States of America. We review the accounting policies we use in reporting our financial results on a regular basis. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

        We recognize revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition". Revenue from software license fees is generally deferred and then recognized when there is evidence of an arrangement, the product has been delivered, fees are fixed and determinable, and collection of the fee is probable. Support revenue, including those bundled with the initial license fee, are deferred and recognized ratably over the service period, which is generally one year. Consulting and training service revenue is recognized as the services are performed.

Acquisition of Network Printing Solutions, Ltd. by Network Printing Solutions, Inc.

        During the calendar year 2001 we realized that the growth of our company would be materially enhanced if we developed a stronger marketing presence in the United States. Our Director of U.S. Operations, Jeff Reese, became an equity partner with the founders of Network Printing Solutions Ltd. A U.S. company, Network Printing Solutions, Inc. was formed in the State of Delaware. We obtained temporary offices in Lake Mary, Florida from which we will initially headquarter Network Printing Solutions, Inc. We acquired all of the issued and outstanding shares of Network Printing Solutions, Ltd. for stock and cash. Companies House in the United Kingdom has been notified that Network Printing Solutions Ltd. had a change of ownership and is now in fact a U.S. owned company.

Expansion Stage Activities

        We are concentrating our expansion stage activities in two areas; new product development and a strong marketing organization. We are pursuing the following activities as defined below and intend to complete them as noted.

  1.
  We will expand our relationships with the current companies we are now affiliated with by participating in trade shows with them.

          This will be an ongoing effort throughout the year. The cost associated with these trade shows is estimated to be $20,000. We have allocated $25,000 for "Advertising" in our use of proceeds. The balance, $5,000, is anticipated to be used for brochures and other promotional items should we sell only the minimum shares offered hereby. Should we sell the maximum number of shares we anticipate our trade show cost to be as much as $50,000 with the balance of $325,000 remaining for the promotion, through advertising, of a larger number of products the offering will make possible for us.

  2.
  We will expand our product lines to incorporate the new items defined in our "use of proceeds" section of this prospectus. This will be an ongoing activity during the year and will range in cost between $455,000, at the minimum to $1,105,000 at the maximum offering amount.

  3.
  We will expand our marketing of new and existing products to include "document management" not just "printing management". This will be accomplished throughout the year concurrent with the introduction of new products and is included in our "Advertising" allocation.

  4.
  We will move to a new location in Florida and hire personnel to staff the U.S. positions needed for our expansion. Our Chief Operating Officer and co-founder, Peter J. Drysdale, relocated his family to the State of Florida and has been in residence there since October 1, 2002. We will begin staffing after the completion of this offering as the funds available for staffing are dependent upon the money we raise in this offering. At the minimum we anticipate hiring 5 individuals and at the maximum as many as 10. We anticipate that the actual staffing will take between 3 and 6 months from the time our offering closes.

  5.
  We will begin direct marketing of our products to end users. This activity will be ongoing once our sales staff has been hired and trained.

  6.
  We will establish and implement maintenance contracts for purchasers of our products. We have been constrained in our ability to provide our customers with direct maintenance contracts due to a lack of adequate staffing to man this task.

Business of Network Printing Solutions, Inc.

General

        Network Printing Solutions, Inc. was incorporated in the State of Delaware on January 17, 2002. We acquired all of the issued and outstanding shares of Network Printing Solutions Ltd., a United Kingdom company, on April 5, 2002. We paid a total of $12,000 and 800,000 shares of our common stock for all of the issued and outstanding shares of stock in Network Printing Solutions Ltd.

        Our wholly owned subsidiary, Network Printing Solutions Ltd., was originally incorporated in the United Kingdom on August 4, 1997 by Peter J. Drysdale and Peter E. O'Farrelly under the Company's House number 3414325. Mr. Drysdale and Mr. O'Farrelly are the directors of Network Printing Solutions, Ltd. and continue in that capacity as well as serving as officers and directors of Network Printing Solutions, Inc. Network Printing Solutions Ltd.'s offices are located at Ibex House, 162 - 164 Arthur Road, Wimbledon Park, London SW19 8AQ. A website is maintained at www.npsltd.com.

        During the past three years Network Printing Solutions Ltd. emphasized the development of its software products. In addition, Network Printing Solutions Ltd. expanded its affiliations with business partners in the copy industry. It was the opinion of the management of Network Printing Solutions Ltd. that an affiliation with suppliers of hardware and software would eliminate the need to hire a staff to sell and support their products directly to end users.

        We are in the business of developing, manufacturing, marketing, and selling software specifically designed to monitor and allocate costs associated with the printing of documents of all sorts. We market our products to small and large business alike. Our products are sold under the acronym JAS, standing for Job Audit Server.

Products

        We have developed a modular system that allows us to customize our software to meet the specific needs of our customers. By taking this approach we can offer the same high quality software to simple applications through the most complex at favorable prices due to the elimination of most custom programming required for individual clients.

  •
  JAS PrintTM—provides support for a variety of printers, network connections and page counting methods. The server can be centrally located and monitor print monitors placed on individual network segments to control the printing in each area. The system can handle hundreds of printers efficiently from personal to high volume print devices, on dozens of print servers, with the ability of applying as many different prices per print as necessary. Prices will very with the type of printer used; black and white, stitched, spot color prints, finishing options, etc.

  •
  JAS Client ToolsTM—consists of 3 independent programs as follows:

  •
  JAS ClientTM—allows users to perform tasks such as viewing their balances, changing a billing code, or transferring funds from one account to another.

  •
  JAS CashierTM—provides for a financial transaction to take place before printing. This program was specifically designed for the academic and educational market.

  •
  JAS ReportsTM—generates various reports.

  •
  JAS Traffic CopTM—provides for a maximum number of pages to be printed and directs user that exceeds the authorized number to an available printer.

  •
  JAS DRMTM—system tailored for Document Rip Management

  •
  JAS Desk TopTM—local level system to utilize printers efficiently.

  •
  JAS CopyTM—tracks all walk up photo copy activity on stand-alone copiers. Uses proprietary hardware to operate.

  •
  JAS Secure PrintTM—won't allow copy to be printed without approved PIN code.

  •
  JAS Internet ReportsTM—Allows access and the ability to create reports over the internet.

  •
  JAS Control StationTM—an Ethernet based system allowing control by user, department, or cost center.

  •
  JAS QMSTM—Queue (line) Management System allowing for the monitoring of shared printers across an entire Novel network.

  •
  JAS RoamTM—Allows user to submit then change the location of a printer's output.

  •
  JAS Legal PrintTM—system that is used by legal firms, allowing complete tracking of printing and costs by a myriad of criteria established by the law firm.

  •
  JAS Auto Client Pop UpTM—Interface that automatically pops up when a client submits an application to be printed.

        In addition to our "off the shelf" products, we have created custom software for clients in requiring the following applications:

Data Interpretation	Data and Document redirection
Print associated drivers	Print Queue Management
Network Print Management	Remote Access printing
Legacy print streams	Data and Print conversion
Printer Communication	User activity data capture

Product Ownership

        JAS Print Solutions and all associated Network Printing Solutions products are registered, trade marked and copy written to Network Printing Solutions.

Competition

        The following table summarizes our competition. It identifies the companies we believe are competitors, shows their primary location, and contains our opinion of their strengths and weaknesses.

Company	Location	Strengths	Weaknesses
Pcounter	UK	Well established	Concentrates on Novell, Expensive
UniPrint	S. Pacific & Europe	Strong auditing components	Only supports network printers, expensive
Equitrac	USA & Europe	Wide range of auditing products	Old hardware technology
Copitrack	USA & Europe	Good law firm package	Limited range, very expensive

        Pcounter is a U.K. company that directly competes with Network Printing Solutions and offers a product line that includes competitive products for approximately 30% of the products offered by Network Printing Solutions. Pcounter generates annual sales that are comparable to those of Network Printing Solutions.

        UniPrint, located in the South Pacific and Europe offers a product line that includes computer programs that compete directly with approximately 40% of those products offered by Network Printing Solutions. UniPrint generates annual sales that are comparable to those of Network Printing Solutions.

        Equitrac is by far the largest of our competitors and has offices in the United States and Europe. The latest available financial information we were able to obtain, reflects annual sales for the year 1999 of approximately $13,200,000. The Equitrac product line includes software products that compete directly with approximately 80% of those offered by Network Printing Solutions.

        Copitrack is located in the United States and Europe and offers a product line that competes with approximately 40% of the products offered by Network Printing Solutions. Copitrack has annual sales that are comparable to Network Printing Solutions.

        Network Printing Solutions is the smallest, from a direct staffing standpoint, and newest company in the document auditing marketplace. Our current customer base accounts for the following approximate percentage of our total annual sales:

•	Danka	72%
•	Ikon U.K.	22%
•	Minolta Europe	4%
•	Konica U.K.	2%

Marketing

Background

        We believe that the market for our products (and our competitors' products) is huge, and well identified. Historically, auditing document page production has been utilized in the professional sector where professional organizations (such as architects, legal, accounting, and engineering firms) use cost recovery systems to provide specific information on hardcopy document costs as a basis to bill clients. The ability to charge clients for all document services rendered, on a per page basis, results in accurate invoicing and an overall increase in revenue.

        The ability to charge a client for document services is beneficial; however, the cost savings that can result from managing printing output and utilizing the capabilities of the installed equipment is probably more beneficial to the "bottom line". The benefit from managing printing operations is as follows:

    •
    The ability to track waste and unauthorized use of office equipment.

    •
    Efficiently utilizing office equipment.

    •
    Management of consumable costs (toner, paper, etc.)

        A study performed by Data Market Research in 2001, tends to dispel the concept of a paperless office. The reverse seems to be true. Paper usage continues to increase. The interesting point of this study showed the increase in photocopies is minimal; however the increase in printed documents increased from approximately 800 million pages in 1998 to approximately 1.4 billion copies in 2001. The reasons for these increases are attributed to:

  •
  Access to color and multifunction devices (ease of use)

  •
  Printing of e-mail received

  •
  Access to the World Wide Web.

        An article in a February 2000 issue of USA Today stated that; "In the U.S., an employee who has access to the Internet (will on average) print off 32 pages of documentation from the internet in a single day.

        As printers become more sophisticated the cost of the copies they generate increases. Printers have evolved from a "dot matrix" configuration to being capable of producing the equivalent of photographs.

        Our mission has been to provide companies with the ability to monitor the wasteful usage of printing equipment and to provide companies with the ability to use their printers more efficiently. We know that the reduction of waste saves money. We also know that efficient utilization can save money by reducing or eliminating the need to add additional printers and associated hardware. Our corporate identity was, "Network Printing Solutions … Auditing the World of Printing".

        We have expanded our mission to include not only applications directed at printed documents, but documents in general. These documents include facsimile transmissions, e-mail, and program applications. Our new corporate identity is "Network Printing Solutions … Auditing and Managing the Worlds Documents".

        Network Printing Solutions owns the intellectual property rights to the entire JAS Print Solutions product line.

Our Strategy

        We have established key business relationships with several business entities where our products are offered in conjunction with theirs. A partial list of those businesses, along with the arrangements we have follows:

  Office Solution Providers:

    •
    Danka Office Imaging U.S.A.

    We have completed all sales and technical training with this division. All pre-sales, post sales and order mechanisms are in place. Our software and hardware are installed in 37 Danka show rooms in the U.S. There are approximately 1,500 Danka employees who are selling our products along with their own.

    •
    Danka International

    We have completed all sales and technical training with this division. All pre-sales, post sales and order mechanisms are in place. Our products are being sold by Danka International employees (approximately 30) in Sweden, The Netherlands, Denmark, France, Germany, and the United Kingdom.

    •
    IKON Office Solutions

    We have completed all sales and technical training with this division. All pre-sales, post sales and order mechanisms are in place. Our products are being actively sold by approximately 20 IKON employees in the United Kingdom and Ireland.

    •
    Toshiba Business Systems

    We have completed all sales and technical training with this division. All pre-sales, post sales and order mechanisms are in place. Our products are being sold by Toshiba Business Systems in the U.K. and Ireland through their staff of approximately 60 people.

  Printer and Copier Manufacturers:

    •
    Konica Business Machines

    We have completed all sales and technical training with this division. All pre-sales, post sales and order mechanisms are in place. Our products are being sold by Konica Business Machines in the U.K., Wales, and Portugal through their staff of approximately 63 people.

    •
    Minolta Europe

    We have completed all sales and technical training with this division. All pre-sales, post sales and order mechanisms are in place. Minolta Europe is responsible for supporting Minolta sales offices in 23 countries.

        In addition to the above major firms, we sell our products through the following retailers:

    Copy Quest
    Trails Ltd.
    C.E.S.L.
    Metrocube.

        These selling activities account for less than 3% of our total sales.

        We sell direct to end users when we are approached by such end users. We are raising funds through this offering to expand this activity which presently is the highest margin sales arena and accounts for less than 1% of our total sales.

        These relationships provide Network Printing Solutions with approximately 1,700 sales people that are selling our products in conjunction with their own.

        Due to a lack of adequate working capital we have been unable to establish and fund a sales force of our own. We intend to develop a marketing team that will initiate sales on our behalf with our clients. We will concentrate on educating the consumer with the benefits of document tracking through advertising. There are numerous server installations in the United States that are not using our products and are not being exposed to the representatives we use who are primarily server and related hardware sales personnel. We believe this approach will strengthen our relationships with our key representatives because we will without doubt generate sales for them.

        We have identified and are developing additional software products that will expand our market. We plan to continue to develop new products on an ongoing basis. This single factor will be a major factor in the long range success of Network Printing Solutions.

        The following is the current development status for products under development.

Product Name	Product Status
CMR solution	Version 1.0 near completion, launch due by November 2002
JAS Deluxe & Lite	Currently Under development
PBX Auditor	Waiting for investment prior to product Development
Faros Project	Waiting for investment prior to product Development

        Peter J. Drysdale develops all products for Network Printing Solutions. The following is a brief overview of Mr. Drysdale's qualifications and the approximate amount we have spent on product development over the past two years.

    Qualifications: 1986    Graduated from West London College, Crystal Palace specializing in:

      Information Technology
      Computer Programming (C,Basic,Pascal)
      Computer Studies

    Current Programming languages used: Visual Basic, C and C+ +

  Approximate amount spent on research and development during the last two years: $75,000.

Employees

        We employ four full time employees at our facilities in the United Kingdom, and one in the United States. None of our employees are a part of a collective bargaining unit.

Properties

        We lease offices in Lake Mary, Florida, which are located at 801 International Parkway. These offices will serve as temporary headquarters for Network Printing Solutions in the United States until such time as we locate facilities to house a larger staff. We lease these facilities on a monthly basis at a cost of approximately $175.00 per month. We incur additional charges for use of a conference room and other services offered at the facilities.

        Our wholly owned subsidiary, Network Printing Solutions Ltd., is located in facilities which consist of office space in Wimbledon Park, London, England. They are approximately 1,500 square feet and accommodate four personnel. These facilities are leased from IBEX Investments limited at an approximate annual cost of $26,640.00. The offices are rented on a bi-annual basis.

Legal

        We are not aware of any legal actions being taken against us. We are not initiating any legal actions against any one.

Reports to Shareholders

        As of the effective date of our registration statement for this offering, we will be required to furnish our shareholders with annual and quarterly reports. Our annual reports will include audited financial statements.

        The public may read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commissions Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. The Securities and Exchange Commission maintains an internet site that contains reports, proxy information, information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commissions web site address is www.sec.gov.

        We maintain a web site at www.npsltd.com that contains information about our company, its products, press releases, and other information that may be of interest to you.

Management

Officers

Percent of time spent on Company business
Peter J. Drysdale President and Secretary Network Printing Solutions, Inc 801 International Parkway Lake Mary, FL 327466	100%
Peter E. O'Farrelly Chief Executive Officer and Treasurer Network Printing Solutions, Inc 801 International Parkway Lake Mary, FL 327466	100%
Jeff Reese Chief Financial Officer U.S. Sales Manager 801 International Parkway Lake Mary, FL 327466	100%

Directors

Percent of time spent on Company business
Peter J. Drysdale Director Network Printing Solutions, Inc 801 International Parkway Lake Mary, FL 327466	100%
Peter E. O'Farrelly Chairman of the Board of Directors Network Printing Solutions, Inc 801 International Parkway Lake Mary, FL 327466	100%

Experience and Qualifications

Peter J. Drysdale    Age 33

        Mr. Drysdale is a co-founder of Network Printing Solutions Ltd. and has served in the capacity of its Technical Director since inception in 1997.

        Mr. Drysdale graduated from West London College, Crystal Palace in 1986 at the age of 18. He majored in Information Technology, Computer Programming, and Computer Studies.

        He was employed by Straus Computers Corporation from 1986 through 1987 where he served in the capacity of contract analysts and programmer.

        In 1987 Mr. Drysdale joined the American Express Corporation where he also served in the capacity of contract analysts and programmer.

        Mr. Drysdale joined Dunn & Bradstreet in 1988 where he served in the capacity of systems program analyst.

        In 1989 Mr. Drysdale joint Trans World Airlines where he was employed until 1994 serving in several functions which included: Systems Analyst Programmer, Reservations Systems Programmer, and Reservations Troubleshooting Programmer.

        In 1994 he joined Spur Products Corporation where he served in several functions during his employment to 1997. His responsibilities included: Senor Technical Support Engineer, Research and Development Engineer, and Systems and Products Programmer.

        At the age of 33 Mr. Drysdale has accumulated 15 years of business experience, including the co-founding of Network Printing Solutions Ltd. and the newly establish Network Printing Solutions, Inc. in the United States.

Peter E. O'Farrelly    Age 37

        Mr. O'Farrelly is a co-founder of Network Printing Solutions Ltd. and has served in the capacity of its Sales Director since the company's inception in 1997.

        Mr. O'Farrelly graduated from Moylish Information Technology College in Limerick, Ireland in 1983 at the age of 19. He majored in Electronic Engineering, Computer Engineering, and Software Development. In 1986 Mr. O'Farrelly received a degree in Electronics and Technology from the University of Limerick while working full time for Wang Laboratories.

        After his graduation from Moylish College in 1983 Mr. O'Farrelly was employed by Wang Laboratories where he served in the capacity of Trouble Shooting Engineer for product testing, product trouble shooting and in-house trouble shooting. He continued his education at the University of Limerick in the evenings while serving in this capacity.

        In 1986 Mr. O'Farrelly was recruited by Wang Ireland Computer Sales where he was responsible for customer support and trouble shooting, customer information technology installation and integration, and certification of customer computer networks.

        Mr. O'Farrelly joined Bull Information Systems as a Senior Customer Support Engineer in 1987. He was responsible for Customer support and trouble shooting, mainframe installations and integration, and certification of mainframe networks.

        In 1988 Mr. O'Farrelly was employed as an Engineering Manager by Charter House, City of London. He managed the engineering department where he had responsibility for the profitability of this department as well as the staff, customer support, services and training.

        Mr. O'Farrelly joined WorldNet Limited as Technical Sales Director in 1989. He was responsible for the management of the engineering department, technical sales, product sales and marketing, and the profitability his department.

        Mr. O'Farrelly was appointed European Manager of Spur Products Corporation in 1990 at the age of 26. He was responsible for the European office of Spur, the profitability of the division, the financial accounting, contracts, and new products. He reported to the Executive Board of Spur Products Corporation. Mr. O'Farrelly held that position until 1997 when he left Spur to co found Network Printing Solutions, Ltd.

        At the age of 37 Mr. O'Farrelly has 18 years of business experience including complete responsibility for a division of a significant business entity, the co founding of Network Printing Solutions, Ltd and the newly formed Network Printing Solutions, Inc. in the United States.

Jeff Reese    Age 32

        Prior to joining Network Printing Solutions, Inc. Mr. Reese was a Corporate Systems Engineer with Danka Digital Marketing. He was responsible for troubleshooting and resolving hardware and software problems encountered at client sites. In addition Mr. Reese participated in the development and marketing of new products and represented his company at various trade shows.

        Mr. Reese held the position of Systems Analyst of Landata Technologies in Tampa, Florida from May of 1998 to September of 2000. He was responsible for Windows NT, SQL Server, Watermark, and Informix administration and support in addition to customer support including the scheduling and implementation of new systems and trouble shooting systems problems.

        Prior to joining Landata Mr. Reese held the position of Database Analyst for the Tampa Tribune. In that capacity he performed market analysis and forecasting for both clients of the Tribune and outside clientele. Mr. Reese generated direct mail listings to support targeted marketing campaigns and modified software increasing the overall efficiency of the Tribune's operations. Mr. Reese served in this capacity during the year 1998.

        During the years 1994 and 1995 Mr. Reese was an Area Sales Manager for HECHT's a retailer located in Winston-Salem North Carolina. He was accountable for the sales of a department with annual revenues in excess of $1,000,000. Mr. Reese trained and supervised a staff of ten and maintained an automated inventory control system.

        Mr. Reese received his Masters of Business Administration degree from the University of South Florida in 1997. He received his Bachelors of Arts degree from the State University of New York at Albany in December of 1992. He majored in psychology and minored in finance. Mr. Reese maintained a 3.5 GPA.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Salary		Bonus		Other Annual Compensation	All Other Compensation	Stock Options
P. Drysdale Director (Technical)	2001 2000 1999 1998 1997	$ $ $ $	71,040 71,040 71,040 44,400 None	$ $ $ $	9,000 45,000 25,160 31,820 None	None None None None None	None None None None None	None None None None None
P. O'Farrelly Director (Sales)	2001 2000 1999 1998 1997	$ $ $ $	71,040 71,040 71,040 44,400 None	$ $ $	9,000 $45,000 25,160 31,820 None	None None None None None	None None None None None	None None None None None

Notes:

  (a)
  The compensation values shown above are applicable to Network Printing Solutions, Ltd. No compensation has been accrued for any employee, officer or director of Network Printing Solutions, Inc.

  (b)
  After the completion of this offering the U.S. entity of Network Printing Solutions, Inc. will offer all employees a medical reimbursement program whereby up to $10,000 per family will be reimbursed by Network Printing Solutions to cover medical costs in excess of costs reimbursed by the employee's personal medical plan.

Employee Benefits

  Network Printing Solutions, Inc.

          The U.S. operations of Network Printing Solutions, Inc. will offer its employees the following benefit program:

  •
  Health Insurance

          A plan has been adopted for U.S. employees that will pay for costs not covered by their personal health insurance plans up to $10,000 per immediate family member.

  •
  Vacations

          Each U.S. employee will be entitled to one weeks paid vacation after one year of employment and two weeks paid vacation after two years of employment. Three weeks paid vacation will be available after five years.

          Vacation time must be taken during the year it is earned and will not accrue to later years.

  •
  Sick pay

          Each U.S. employee will be entitled to five days sick pay per year. Sick pay does not accrue after the end of each year.

  •
  Holidays

          All federally recognized and holidays will be available to U.S. employees addition to one week during the Christmas—New Years holiday season.

  Network Printing Solutions Ltd.

        The U.K. wholly owned subsidiary of Network Printing Solutions, Inc. offers its employees the same benefits available to its U.S. employees.

Certain Transactions

        We have no existing or proposed material interests or transactions with our subsidiary, officers, or directors, outside the ordinary course of business, except as defined in this prospectus.

        We acquired Network Printing Solutions Ltd. from its shareholders, Peter E. O'Farrelly and Peter J. Drysdale, on April 5, 2002. We paid $12,000.00 and issued 800,000 shares of our common stock to effect that transaction.

        Our wholly owned subsidiary, Network Printing Solutions Ltd., has sold debentures to friends, relatives, and business acquaintances of its officers and directors, all of whom are residents of the United Kingdom and received the offer to purchase the debentures in the United Kingdom. We offered the debentures to assist with our expansion plans. The amount raised is $125,487. The debentures do not bear interest. The maturity date for these debentures is January 2004. The holders of the debentures reserve the right to receive shares at a discount to retire the debentures. Should the holders of the debentures elect to receive shares to retire the debt, the issuance of the additional shares would have a dilutive effect on your investment. The effect is described in this prospectus under the heading "Dilution".

        We have the power and authority under Delaware law to indemnify our directors, officers, and agents, against certain liabilities and expenses incurred in the performance of their duties. Rights of indemnification are provided in our articles of incorporation and bylaws. Indemnification may not be made, however, with respect to liability incurred in connection with gross negligence, willful misconduct and criminal acts. It is our intention that our officers, directors and agents be indemnified to the fullest extent permitted by applicable law. We intend to enter into indemnity agreements with each of our officers and directors in the near future.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Should we be found in a position where the question of indemnification arises, we intend to submit the question to a court to obtain a ruling regarding whether the indemnification is in our case against public policy.

        We anticipate that our officers, directors and subsidiary will continue to have transactions with us that are in the ordinary course of business. We intend that these transactions all be in accordance with applicable laws.

Principal Shareholders

	Class of Shares	Average Price per Share	Number of Shares Presently held	Percent Total Pre Offering Shares	Percent Total Post(1) Offering Shares
P. Drysdale	Common	$0.01	702,000	50%	39%
P. O'Farrelly	Common	$0.01	598,000	43%	33%
J. Reese	Common	$0.01	100,000	7%	6%

(1)
Assumes the sale of the maximum of 400,000 shares.

Experts

        The balance sheet of Network Printing Solutions, Inc. (formerly Network Printing Solutions Ltd.) as of December 31, 2001, 2000 and 1999 and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period then ended, have been audited by Grant Thornton and are included in this prospectus, beginning on page F-1.

Legal Matters

        There are no past, pending, or threatened litigation, or administrative action to which Network Printing Solutions, Inc., its officers, directors or key personnel are a party. The validity of the shares of common stock issued by us and certain other matters will be passed upon by Richard E. Knecht, Esq., an attorney practicing in Newport Beach, California.

Available Information

        You should rely only on the information contained in this prospectus. We have not authorized anyone to give any information or to make any representations, other than that as contained in this prospectus. If anyone gives you any information or makes any representation in connection with this offer, you should not rely on it as information that we have authorized. We are offering to sell and seeking offers to buy, shares of our securities only in the states and jurisdictions where offers and sales are permitted.

 INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Network Printing Solutions Inc and Subsidiary (Formerly Network Printing Solutions Limited)

        We have audited the accompanying consolidated balance sheets of Network Printing Solutions Inc. and Subsidiary (Formerly Network Printing Solutions Limited) as of December 31, 2001, 2000 and 1999 and the consolidated related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Network Printing Solutions Inc. and Subsidiary as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON
REGISTERED AUDITORS
CHARTERED ACCOUNTANTS

OXFORD, ENGLAND
February 01, 2002 (except for footnote 2,
as to which the date is April 5, 2002)

NETWORK PRINTING SOLUTIONS LIMITED

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2002	December 31, 2001	December 31, 2000	December 31, 1999
	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	$127,330	$5,108	$80,192	$78,869
Accounts receivable, net	41,801	103,898	8,942	54,704
Prepaid expenses and other assets	64,098	741	321	712
Deferred tax asset	—	17,060	—	—
Other receivables	532	126,401	—	—
Inventories and work in progress	71,260	—	—	—

Total current assets	305,021	253,208	89,455	134,285

FIXED ASSETS, net	3,830	1,389	6,592	14,782

Total assets	$308,851	$254,597	$96,047	$149,067

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$101,001	$447	$—	$37,546
Due to directors'	1,483	9,737	27	2,303
Advance from pension fund	21,038	20,030	—	—
Corporation tax payable	8,002	7,619	19,389	18,927
VAT Payable	—	8,586	12,277	5,040
Accrued expenses	8,978	4,456	8,326	3,607
Customer advances	162,158	—	—	—
Deferred revenue	23,618	85,300	—	—

Total current liabilities	326,278	136,175	40,019	67,423

DEBENTURES	36,603	5,229	—	—
COMMITMENTS	—	—	—	—
STOCKHOLDERS' EQUITY (DEFICIENCY)
Common stock, authorised 100 shares at $1.63 par value; Issued and outstanding 100	—	163	163	163
Common stock, authorised 2,500,000 shares at $.001 par value;	1,400	—	—	—
Accounts payable	$101,001	$447	$—	$37,546
Issued and outstanding 1,400,000 Additional paid-in capital	124,850	125,487	—	—
Retained earnings (deficit)	(173,511)	(4,323)	62,864	82,525
Accumulated other comprehensive income (loss)	(6,769)	(8,134)	(6,999)	(1,044)

Total shareholders' equity (deficiency)	(54,030)	113,193	56,028	81,644

Total liabilities and stockholders' equity	$308,851	$254,597	$96,047	$149,067

The accompanying notes are an integral part of these financial statements

 NETWORK PRINTING SOLUTIONS INC. AND SUBSIDIARY
(FORMERLY NETWORK PRINTING SOLUTIONS LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Revenues	$220,785	$137,492	$182,826	$379,401	$438,697
Cost of Sales	83,401	19,649	31,141	64,087	104,047

Gross profit	137,384	117,843	151,685	315,314	334,650
Selling and administrative expenses	222,400	104,719	197,738	223,048	226,400

Operating (loss)/profit	(85,016)	13,123	(46,053)	92,266	108,250

OTHER INCOME (EXPENSE)
Interest income	84	658	871	1,858	2,398
Interest expense	(32,629)	(81)	(5,436)	(36)	(53)

	(32,545)	577	(4,565)	1,822	2,345

Net income/(loss) before taxes	(117,561)	13,701	(50,618)	94,088	110,595
Provision/(benefit) for income taxes	16,971	—	(9,374)	19,694	22,974

NET INCOME /(LOSS)	$(134,532)	$13,701	$(41,244)	$74,394	$87,621

INCOME/(LOSS) PER SHARE— BASIC	$(0.10)	$0.01	$(0.03)	$0.05	$0.06

—DILUTED	$(0.10)	$0.01	$(0.03)	$0.05	$0.06

WEIGHTED AVERAGE SHARES OUTSTANDING: USED IN BASIC PER SHARE CALCULATION	1,400,000	1,400,000	1,400,000	1,400,000	1,400,000
DILUTED SHARES	—	53,512	—	53,512	53,512

USED IN DILUTED PER SHARE CALCULATION	1,400,000	1,453,512	1,400,000	1,453,512	1,453,512

The accompanying notes are an integral part of these financial statements

 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock
							Total Stockholders Equity (Deficiency)
			Additional paid-in capital	Accumulated Other Comprehensive Income	Comprehensive Income	Retained Earnings
	Shares	Amount
Balance, January 1, 1999	100	$163	$—	$234		$49,910	$50,307
Dividends						(55,005)	(55,005)
Net income					$87,620	87,620	87,620
Foreign currency translation differences				(1,278)	(1,278)		(1,278)

Comprehensive income for the year	—	—			$86,342	—	—

Balance, December 31, 1999	100	163	$—	(1,044)		82,525	81,644
Dividends						(94,056)	(94,056)
Net income					$74,395	74,395	74,395
Foreign currency translation differences				(5,955)	(5,955)		(5,955)

Comprehensive income for the year	—	—			$68,440	—	—

Balance, December 31, 2000	100	163	$—	(6,999)		62,864	56,028
Dividends						(25,944)	(25,944)
Net loss					$(41,244)	(41,244)	(41,244)
Foreign currency translation differences				(1,135)	(1,135)		(1,135)

Comprehensive loss for the year					$(42,379)

Beneficial conversion feature of debentures
Debt			$70,496				$70,496
Option			54,991				54,991

Balance, December 31, 2001	100	$163	125,487	$(8,134)		$(4,323)	113,193
Reclassification of $1.62 common stock	(100)	(163)					(163)
Issuance of $.001 common stock	1,400,000	1,400	(637)				763
Dividends (unaudited)						(34,656)	(34,656)
Net Loss (unaudited)					$(134,532)	(134,532)	(134,532)
Translation differences (unaudited)				1,365	1,365		1,365

Comprehensive income for the period (unaudited)					$(133,167)

Balance June 30, 2002 (unaudited)	1,400,000	$1,400	$124,850	$(6,769)		$(173,511)	$(54,030)

The accompanying footnotes form an integral part of the financial statements

 CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$(134,532)	$13,701	$(41,244)	$74,395	$87,620
Adjustments to reconcile net income to net cash/(used in) provided from operating activities
Depreciation	979	2,488	4,983	8,133	8,414
Accretion of debentures	31,374	—	5,229	—	—
Changes in assets and liabilities
Accounts receivables	62,097	(956)	(95,870)	45,762	(54,704)
Prepaid expenses and other assets	(4,618)	(15,058)	(420)	391	6,414
Inventory	(71,260)	—	—	—	—
Deferred revenue	(61,682)	—	85,300	—	—
Customer advances	162,158	—	—	—	—
Accounts payable	100,554	3,149	447	(37,394)	21,513
Accrued liabilities	(10,927)	(19,873)	10,409	9,990	(62,874)
Deferred taxes	17,059	—	(17,059)	—	—

Net cash/(used in) provided from operating activities	91,202	(16,549)	(48,225)	101,277	6,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(3,419)	—	—	(965)	(3,636)

Net cash used in investing activities	(3,419)	—	—	(965)	(3,636)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debentures, net of prepaid costs	67,130	—	—	—	—
Issuance of common shares	600	—	—	—	—
Dividends paid	(34,656)	—	(25,944)	(94,056)	(55,005)

Net cash used in financing activities	33,074	—	(25,944)	(94,056)	(55,005)

Effects of exchanges rates on cash	1,365	(2,799)	(915)	(4,933)	(1,278)
(DECREASE)/INCREASE IN CASH	122,222	(19,348)	(75,084)	1,323	(53,536)
Cash and cash equivalents, beginning of year	5,108	80,192	80,192	78,869	132,405

Cash and cash equivalents, end of year	$127,330	$60,844	$5,108	$80,192	$78,869

Supplemental disclosures of cash flow information:
CASH PAID FOR INTEREST	$—	$—	$243	$36	$53

CASH PAID FOR TAXES	$—	$—	$18,711	$17,751	$21,968

 NETWORK PRINTING SOLUTIONS INC. AND SUBSIDIARY

(FORMERLY NETWORK PRINTING SOLUTIONS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2000 ADN 1999

(information related to June 30, 2002 and 2001 is unaudited)

1      NATURE OF BUSINESS

        Network Printing Solutions Inc. (NPS Inc or the Company), organized under the laws of the State of Delaware, develops and sells software that assists companies with their print management. The Company conducts its operations through its wholly owned subsidiary, Network Printing Solutions Limited (NPS Ltd), located in the United Kingdom.

        NPS Ltd was incorporated in the United Kingdom on August 4, 1997 and commenced trading on that day.

2      BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of NPS Inc and its wholly owned subsidiary NPS Ltd.

        On April 5, 2002, NPS Inc, a non-operating company, acquired 100% of the outstanding common shares of NPS Ltd from the founders of NPS Ltd. The Acquisition resulted in the owners of NPS Ltd having effective operating control of the combined entity.

        Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by NPS Ltd for the net monetary assets of NPS Inc, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post reverse-acquisition comparative historical financial statements of the "legal acquirer" (NPS Inc), are those of the "legal acquiree" (NPS Ltd) (i.e. the accounting acquirer).

        Accordingly, the consolidated financial statements of NPS Inc as of the periods presented, are the historical financial statements in NPS Ltd for those periods adjusted for the shares issued to acquire NPS Ltd. Earnings per share (EPS) calculations include the Company's change in capital structure for all periods presented.

3      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated useful lives of capitalised software development costs and reserves for potential bad debts. Actual results could differ from those estimates.

  Revenue recognition

        The Company recognises revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition". Revenue from software license fees is generally deferred and then recognised when there is evidence of an arrangement, the product has been delivered, fees are fixed and determinable, and collection of the fee is probable. Support revenue, including those bundled with the initial license fee, are deferred and recognised rateably over the service period, which is generally one year. Consulting and training service revenue is recognised as the services are performed.

  Cash and cash equivalents

        Cash and cash equivalents are defined as short-term, highly liquid investments with original investments of three months or less.

  Income taxes

        Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is established if it is more likely than not that some or all of its deferred tax assets will not be realised.

  Inventories

        Inventory consists of finished items value at the lower of cost and net realizable value. Work in progress consists of time and materials valued at the lower of cost and net realizable value. Included in inventory at June 30, 2002 was $64,500 of equipment that has been sold to a customer but was accepted subsequent to June 30, 2002. The value of work-in-progress at June 30, 2002 was $6,760.

  Advertising

        The Company expenses advertising costs as incurred. Advertising expense amounted to £Nil, $4,331 and $2,102 in 2001, 2000 and 1999, respectively.

  Fixed assets

        Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated lives of the depreciable assets estimated at four years. Repairs and maintenance costs are expensed as incurred.

  Major customer

        Sales to two major customer accounted for 72.6% and 21.8% of sales in 2001. Sales to one major customer accounted for 86.3% and 95% of sales for 2000 and 1999, respectively.

  Software Development Costs

        The Company capitalizes software development costs incurred to develop software in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Costs are capitalized after technological feasibility is achieved, generally upon the development of a working model. To date, software developments costs capitalizable under SFAS No. 86 have not been material.

  Other Receivables

        At December 31, 2001 Other Receivables comprised receivables relating to the debentures issued in 2001 for cash collected in 2002.

  Fair value of financial instruments

        The Company's financial instruments, including cash, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

  New accounting pronouncements

        On June 29, 2001, the Financial Accounting Standards Board (FASB) approved for issuance Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. Major provisions of these Statements are as follows: All business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortised but are tested for impairment annually except in certain circumstances and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; effective January 1, 2002, goodwill will no longer be subject to amortisation. The adoption of SFAS 142, on January 1, 2002, did not have an effect on our consolidated financial position or results of operations.

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" (Statement 143). Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We are required to adopt Statement 143, for the year beginning January 1, 2003. The adoption of Statement 143 is not expected to have a material effect on our consolidated financial position or results of operations.

        The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in August 2001. SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on January 1, 2002 did not have a material impact on our financial position and results of operations.

        In June 2002, the FASB issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 replaces previous accounting guidance provided by EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", and requires companies to recognize costs associated with Exit or disposal activities only when a liability for these costs are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the Statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings, or other initiated after December 31, 2002. We believe the adoption of SFAS 146 will not have a material impact on the Company's financial statements.

  Unaudited Interim Financial Information

        The financial information as of June 30, 2002 and for the six months ended June 30, 2002 and 2001 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the company considers necessary for fair presentation of the financial position at such dates and the results of operations and cash flows for the periods then ended. Operating results for the six months ended June 30, 2002 are not necessarily indicative of results that may be expected for the entire year.

4      FIXED ASSETS, NET

        Fixed assets consist of the following:

	June 30, 2002	December 31, 2001	December 31, 2000	December 31, 1999
	(unaudited)
Furniture and equipment	$9,267	$8,822	$9,077	$8,802
Computer equipment	26,827	22,299	22,945	24,850

	36,094	31,121	32,022	33,652
Less accumulated depreciation	(32,264)	(29,732)	(25,430)	(18,870)

	$3,830	$1,389	$6,592	$14,782

5      COMMON STOCK

        On April 5, 2002 Network Printing Solutions Inc (a Company registered in Delaware) ("NPS Inc"), acquired the entire share capital of the Company for $12,000 and 800,000 shares of common stock of NPS Inc.

6      INCOME TAXES

        The Company pays taxes in the United Kingdom. The provision (benefit) for income taxes consisted of:

			Year ended December 31
	Six months ended June 30, 2002
		2001	2000	1999
	(unaudited)
Current tax	$—	$7,685	$19,694	$22,974
Deferred taxation	16,971	(17,059)	—	—

Total provision (benefit) for income taxes	$16,971	$(9,374)	$19,694	$22,974

        A reconciliation of the income tax provision (benefit) to the amount expected using the UK expected rate follows:

	2001		2000		1999
Expected amount using UK expected rate	$(9,085)	20%	$18,818	20%	$22,119	20%
Effects of other non-deductible expenses	(289)	0.6%	856	0.9%	855	0.8%

Effective tax	$(9,374)	20.6%	$19,694	20.9%	$22,974	20.8%

        The deferred tax asset relates to deferred revenue.

7      COMMITMENTS

  Lease commitments

        The Company leases its office space under an operating lease expiring in April 2003. The Company has an option to extend the lease for another two years. Rent expense under all leases was $24,214, $25,486 and $25,885 in 2001, 2000 and 1999, respectively.

        Future minimum lease payments required under the non-cancellable operating lease is as follows:

Year Ending December 31,
2002	$24,400
2003	6,100

$30,500

8      DEBENTURES

        In December 2001, the NPS Ltd issued debentures to various individuals with a face value of $125,487. The two directors received $12,900 worth of debentures. The term of the debentures is 2 years and they bear no interest. The holders have an option to convert the debentures into common stock of NPS Ltd. In January 2002, the terms were amended such that the holders can convert into common shares of Network Printing Solutions Inc.

        Certain holders have an option price at the planned IPO price and certain holders have an option price at 40% of the planned IPO price.

        Management has estimated the fair value of these options, using the Back-Scholes Model option-pricing model, at $70,496. This will be recorded as additional interest expense over the life of the debenture.

        The fair value of the option was deemed to be a discount to the conversion price of the debenture outstanding. The discount has been credited to additional paid-in capital in the Company's balance sheet and will be recorded as additional financing over the term of the debenture. The estimated fair value, as calculated by management, was $54,991.

        The following amounts have been recorded:

Face value of debentures issued	$125,487
Fair value of option to convert	70,496
Beneficial conversion value	54,991

Accounting value of debenture at date of issuance	—
Accretion in 2001	5,229

Accounting value at December 31, 2001	5,229
Accretion of interest for the six months ended June 30, 2002	31,373

Accounting value of debenture at June 30, 2002	$36,603

 PART II:    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        ARTICLE SEVENTH of the Articles of Incorporation of Network Printing Solutions, Inc. provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. ARTICLE SEVENTH further provides that notwithstanding this indemnification, a director shall be liable to the extent provided by applicable law, (1) for breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith, (3) pursuant to Section 174 of the Delaware General Corporation Law (improper payment of dividend or improper stock purchases or redemptions), or (4) for any transactions for which the director derives an improper personal benefit.

        Section 145(a) of the Delaware General Corporation Law permits indemnification of officers, directors, employees or agents for attorneys' fees and other expenses as well as judgments or amounts paid in settlement and civil cases. The subsection applies only to third party actions, not to actions brought by or in the right of the corporation. The person seeking indemnification must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Section 145(e) of the Delaware General Corporation Law provides for the advancement of attorneys' fees and other legal expenses to officers and directors in connection with any civil, criminal, administrative or investigative proceedings.

        It is our intention that our officers, directors and agents be indemnified to the fullest extent permitted by applicable law, and toward that end we intend to enter into indemnity agreements with each of our officers and directors in the near future.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Network Printing Solutions, Inc. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commissions	$0
Printing and copying costs	2,500
Legal fees and expenses	10,000
Accounting fees and expenses	7,500
Filing fees	500
Postage	500
Miscellaneous	4,000

Total:	$25,000	*

*
Estimate only.

ITEM 26.    RECENT SALES OF UNREGISTERED SECURITIES

Unregistered Securities Issued or Sold Within One Year.

  (a)
  January 17, 2002:

        Network Printing Solutions, Inc. (the "Company") was incorporated on January 17, 2002. Shares of its common stock were issued as follows:

1.	Issuer:	Network Printing Solutions, Inc.
2.	Date:	January 17, 2002
3.	Common Stock:	600,000 shares representing all of the issued and outstanding shares of the Company as of January 17, 2002
4.	Consideration:	$600.00 ($0.001 per share)
5.	Names of persons to whom shares were issued:	Peter Drysdale, President and COO	270,000 shares
		Peter O'Farrelly, Chairman & CEO	230,000 shares
		Jeff Reese, Chief Financial Officer	100,000 shares
6.	Exemption:	Non-public offering under Section 4(2) to accredited investors only.
  (b)
  January 29, 2002

1.	Issuer	Network Printing Solutions Ltd.
2.	Date:	January 29, 2002
3.	Debentures:
$125,487 of Non-interest bearing, Subordinated, Convertible Debentures, convertible into common stock of the Company, were issued to 20 residents of the United Kingdom by Network Printing Solutions Ltd. (the "Subsidiary"). Maturity date for all the debentures is 24 months (January 28, 2004). The holders have an option to convert the debentures into common stock of the Subsidiary. In January 2002, the terms were amended such that the holders can convert into common shares of the Company. Certain holders have an option price equal to the price the common stock is offered as of the date the Company has listed its shares for trading ("Listing Date") on the Over-the-Counter Bulletin Board. Other holders have an option price at 40% of such offered price as of the Listing Date. The Company has allocated the use of up to $125,000 of the proceeds of this offering to retire the debentures in the event they are not converted to common stock of the Company. Shares issued upon conversion of the debentures will be restricted securities until registered by the Company.
4.	Consideration:	$125,487.
5.	Exemption	Non-public offering under Section 4(2) to accredited investors only. Each of the debenture holders was a resident of the United Kingdom at the time his or her debenture was issued.

  (c)
  April 5, 2002:

        On April 5, 2002 NPS acquired all of the stock of Network Printing Solutions, Ltd. ("NPS Ltd.") from the shareholders of record of those entities for $12,000 and 800,000 shares of common stock of NPS. The following shares of NPS common stock were issued:

Peter Drysdale	432,000 shares
Peter O'Farrelly	368,000 shares
Total shares	800,000 shares

Exemption:	Non-public offering under Section 4(2) to accredited investors only.

ITEM 27.    EXHIBITS

3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Certificate of Common Stock
5	Opinion of Richard E. Knecht
10.1	Exclusive Software Sales Agreement between Network Printing Solutions, Ltd. ("NPS Ltd.") and Danka Holding Company, dated May 14, 1998*
10.2	Credit Agreement between NPS Ltd. and Metrologie U.K. Limited, dated August 12, 1997*
10.3	Non-Disclosure Agreement between NPS Ltd. and Accu-Tech Sysytems, dated November 16, 1999*
10.4	Loan Equipment Agreement between NPS Ltd. and Accu-Tech Systems, dated November 16, 1999*
10.5	Credit Agreement between NPS Ltd. and Northamber, dated August 15, 1997*
10.6	Distribution Agreement between NPS Ltd. and Ingram Micro (U.K.) Ltd.*
10.7	Credit Agreement between NPS Ltd. and with Arrow Electronics (U.K.) Limited, dated July 3, 2000*
10.8	Escrow Agreement with Harbor National Bank
10.9	Form of Debenture Agreement (40% of Offered Price)
10.10	Form of Debenture Agreement (Offered Price)
23.1	Consent of Richard E. Knecht, Esq.**
23.2	Consent of Grant Thornton
99.1	Subscription Application*

*
Previously filed.

**
Included in Exhibit 5.

ITEM 28.    UNDERTAKINGS

        (1)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (2)  The small business issuer will:

            (i)  File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (a) Include any prospectus required by Section 10(a)(3) of the Act; (b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, (c) Include any additional or changed material information on the plan of distribution.

          (ii)  For determining any liability under the Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time as the initial bona fide offering of those securities.

          (iii)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2/A and authorized this registration statement to be signed on its behalf by the undersigned, in Lake Mary, Florida, on November 7, 2002.

Network Printing Solutions, Inc.
By:	/s/ PETER E. O‘FARRELLY Peter E. O'Farrelly Chairman and Chief Executive Officer
By:	/s/ JEFF REESE Jeff Reese Chief Financial Officer and Principal Accounting Officer

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ PETER E. O‘FARRELLY Peter E. O'Farrelly	Chairman of the Board and Chief Executive Officer and Director	November 7, 2002
/s/ PETER J. DRYSDALE Peter J. Drysdale	President, Chief Operating Officer and Director	November 7, 2002
/s/ JEFF REESE Jeff Reese	Chief Financial Officer and Director and Principal Accounting Officer	November 7, 2002

INDEX TO EXHIBITS

Exhibit Number	Description	Page
3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Certificate of Common Stock
5	Opinion of Richard E. Knecht
10.1	Exclusive Software Sales Agreement between Network Printing Solutions, Ltd. ("NPS Ltd.") and Danka Holding Company, dated May 14, 1998*
10.2	Credit Agreement between NPS Ltd. and Metrologie U.K. Limited, dated August 12, 1997*
10.3	Non-Disclosure Agreement between NPS Ltd. and Accu-Tech Sysytems, dated November 16, 1999*
10.4	Loan Equipment Agreement between NPS Ltd. and Accu-Tech Systems, dated November 16, 1999*
10.5	Credit Agreement between NPS Ltd. and Northamber, dated August 15, 1997*
10.6	Distribution Agreement between NPS Ltd. and Ingram Micro (U.K.) Ltd.*
10.7	Credit Agreement between NPS Ltd. and with Arrow Electronics (U.K.) Limited, dated July 3, 2000*
10.8	Escrow Agreement with Harbor National Bank
10.9	Copy of Form of Debenture Agreement (40% of Offered Price)
10.10	Copy of Form of Debenture Agreement (Offered Price)
23.1	Consent of Richard E. Knecht, Esq.**
23.2	Consent of Grant Thornton
99.1	Subscription Application*

*
Previously filed.

**
Included in Exhibit 5.

QuickLinks

Table of Contents
Prospectus Summary
The Offering
Selected Financial Data and Financial Information
Risk Factors
Forward Looking Information
Terms of the Offering
How to Subscribe
Use of Proceeds
Capitalization
Determination of Offering Price
Related Party Transactions
Dilution
Management's Discussion and Analysis of Financial Condition and Results of Operations
Marketing
Management
Summary Compensation Table
Certain Transactions
Principal Shareholders
Experts
Legal Matters
Available Information
INDEPENDENT AUDITOR'S REPORT
NETWORK PRINTING SOLUTIONS LIMITED CONSOLIDATED BALANCE SHEETS
NETWORK PRINTING SOLUTIONS INC. AND SUBSIDIARY (FORMERLY NETWORK PRINTING SOLUTIONS LIMITED) CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
CONSOLIDATED STATEMENT OF CASH FLOWS
NETWORK PRINTING SOLUTIONS INC. AND SUBSIDIARY (FORMERLY NETWORK PRINTING SOLUTIONS LIMITED) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2000 ADN 1999 (information related to June 30, 2002 and 2001 is unaudited)
PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 27. EXHIBITS
  ITEM 28. UNDERTAKINGS
SIGNATURES
INDEX TO EXHIBITS